February 24, 2012

Via Email
Hughes Bates
Katherine Hsu
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Incapital Trust Products LLC
Registration Statement on Form S-3
File No. 333-178604

Dear Mr. Bates and Ms. Hsu:

Further to our discussion on February 22, 2012, we sent to your attention examples of the Staff’s comments in connection with numerous other debt repackagings that incorporate the same features that are contemplated in the Incapital Trust Products filing.  From those materials, you will note that the Staff previously has considered closely the applicability of Rule 3a-7 to an optional exchange and call right.  The disclosures in the Incapital filing follow the debt repackaging precedents with which the Staff is familiar.  Consistent with the Staff’s longstanding guidance in this area, the call rights (or call warrants) and optional exchange right will be subject to conditions in order to ensure compliance with Rule 3a-7.

Overview
The call rights/warrants will represent the right to purchase trust certificates at any time following a designated date, or prior thereto on the occurrence of certain unscheduled events with respect to the underlying securities or the underlying securities issuer (discussed below).  Generally, the call price for the publicly issued trust certificates will be par plus accrued interest although there may be a different price specified in a prospectus supplement.  Any exercise of a call right will cause the certificates to be repaid, in whole or in part, prior to the scheduled maturity date.  A holder of certificates and the related call right will be able to exchange all or a portion of such certificates and call rights for a proportionate amount of underlying securities in accordance with the optional exchange provisions of the transaction (specified in a prospectus supplement).  In some transactions, the call right may represent the right to purchase the underlying securities directly, and the call price will then be used by the trust to redeem the related trust certificates.

The call warrants provide holders with the opportunity to benefit from an increase in the value of the underlying securities.  The call rights are not securities issued by the trust.  From an economic perspective, the certificateholder, in effect, sells an option to the call warrant buyer.  By doing so, the certificateholder gives up the ability to benefit from some of the potential appreciation or upside in the value of the underlying securities but is assured of receiving at least par plus accrued interest.

As contemplated, the call right and the optional exchange right are consistent with the SEC’s guidance.  As we have discussed with the Staff, the underlying securities meet the requirement for eligible assets under the Instruction to Form S-3.  The addition of the call right does not change the analysis.  In a trust that has a call right, the certificates are still “primarily serviced” by the underlying securities, not by any payment pursuant to the call right.  In a callable series of trust certificates, the scheduled payments on the underlying securities are sufficient to pay all interest and principal payments that will be due on the certificates, and the exercise of the call right is never required, nor is it relied upon for the payments on the certificates.

Rule 3a-7 and Staff Guidance
We have structured the rights to comply with the guidance provided by the Staff in the Brown & Wood no-action letter (avail. Feb. 24, 1994) and related letters (letters citing Brown & Wood, as well as the following:  Citigroup Securities, Inc. (avail. Aug. 4, 1995), Nebraska Higher Education Loan Program, Inc. (avail. Apr. 3, 1998), and Credit Suisse First Boston (avail. Sept. 9, 1998)), in which the Staff has required that call rights be subject to certain impediments to free exercise.  The call right or optional exchange right will be issued only to a qualified institutional buyer, or QIB.  With respect to each transaction in which the Depositor issues call rights or call warrants, the related agreement will provide that the call rights may be exercised by any holder thereof, subject to the following conditions:

➢
Call rights may be exercised, in whole or in part, only on a business day occurring on or after the fifth anniversary of the issuance of the certificates or prior thereto, on any business day (a) on which the underlying securities issuer redeems, prepays or otherwise makes an unscheduled payment of principal on the underlying securities, (b) following notification from the trustee to the certificateholders of any proposed sale of the underlying securities pursuant to the terms of the applicable trust agreement following the occurrence of an event of default on the underlying securities or the failure of an underlying securities issuer to comply with its reporting obligations, or (c) on which the underlying securities issuer or an affiliate thereof consummates a tender for some or all of the underlying securities;

➢
A notice specifying the number of call warrants being exercised and the call date shall be delivered to the trustee and the warrant agent no less than five days (or such shorter period as is acceptable to the trustee and the warrant agent) but not more than 30 days before the call date; and

➢	The holder of the call right shall certify that it is solvent at the time of exercise by delivering a solvency certificate to the warrant agent, as specified in the related warrant agreement.

Similarly, an optional exchange will be limited.  For example, an optional exchange may only be effectuated on an exchange date, which will be defined as (1) a distribution date, (2) any date on which the related underlying securities issuer or an affiliate thereof consummates a tender off for some or all of the underlying securities, or (3) any date on which the underlying securities are to be redeemed by the related underlying securities issuer.

We provide an analysis below based on the Staff’s criteria in the Brown & Wood and subsequent letters.

➢
Whether an investor’s withdrawal right is conditional or absolute:  the optional exchange right is conditioned and each condition supports the conclusion that the right to withdraw a given amount of certificates and call rights is permissible under Rule 3a-7.  The optional exchange is available to a holder who holds certificates and a call right and can only be exercised under the limited circumstances described above.  The call right is also conditioned, as we outlined above.

➢
Whether the issuer offers the matching securities for sale to investors at the same or at different times:  the trust certificates and the call right (if any) will be issued at the closing date.  There will be no additional “closing” date or additional issuance of securities.

➢
Whether and how often the issuer sponsors activities designed to facilitate an investor’s ability to acquire the matching security or securities and present them for withdrawal:  the Depositor will not sponsor any activity to facilitate a certificateholder’s ability to acquire the components necessary to receive a proportionate in-kind distribution of underlying securities.  The Depositor has no intention of sponsoring any activity to facilitate the call right holder’s ability to exercise its rights.

➢
How often an investor can withdraw securities:  the optional exchange may take place once.  The call right may not be exercised until the fifth anniversary of the issuance of the trust certificates or upon the earlier occurrence of one of the specified events highlighted above.

➢
How the withdrawal right is presented to investors:  the optional exchange is discussed in the base prospectus and to the extent applicable will be discussed in the prospectus supplement.  The call right will be offered to one or more QIBs.

Given that Rule 3a-7 has not been amended or revised in any way during recent years, it would be most helpful to understand the legal issues that prompt the Staff to raise concerns over what appear to be well settled practices and approaches relating to optional exchange/call features in the context of corporate debt repackagings. Please call me with any questions at (212) 468-8179.

Sincerely,
/s/ Anna T. Pinedo
Anna T. Pinedo

cc:           David Lynn